Mail Stop 3010

August 14, 2009

Mr. Jack Williams
Chief Financial Officer and Vice President – Finance
Pismo Coast Village, Inc.
165 S. Dolliver Street
Pismo Coast, CA 93449

      Re: Pismo Coast Village, Inc.
              Form 10-K for fiscal year ended September 30, 2008
              Filed December 22, 2008
              File No. 0-8463

Dear Mr. Williams:

      We have completed our review of the above referenced filings and have no further comments at this time.

              Sincerely,

              Kevin Woody
              Accounting Branch Chief